THE MEET GROUP	100 Union Square Drive New Hope, PA 18938 215.862.1162

November 22, 2019

VIA EDGAR TRANSMISSION AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Washington, D.C. 20549
Attention: Christie Wong, Inessa Kessman

Re: The Meet Group, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-33105

Dear Ms. Wong and Ms. Kessman:

Thank you for your letter on November 8, 2019, and for your additional comments relating to our Annual Report on Form 10-K for the year ended December 31, 2018, which was filed on March 8, 2019. Please find below your comments and our responses (in bold).

Form 10-K filed March 8, 2019

Business Overview
Trends in Our Metrics, page 5

1.
We note your response to prior comment 1 and proposed revisions to future filings. It appears that you define vARPDAU as the average daily video revenue per video daily active user. If true, please ensure that is clarified in your future filing disclosures.

The Company acknowledges the United States Securities and Exchange Commission’s staff’s (the “Staff”) proposed disclosure revisions and will include this language in its future filings, beginning with the Company’s Annual Report on Form 10-K for the period ended December 31, 2019.

Notes to Consolidated Financial Statements
Revenue Recognition, page 56

2.	Please clarify how video revenue differs from revenue from In-App Products.

In response to the Staff’s comment, the Company’s user pay revenue consists of two categories of revenue from “In-App Products” (defined as virtual currency items such as Credits, Points, Gold, Icebreakers, Flash!, and Shout) – video revenue and other in-app products revenue – which differ in the product in which the In-App Products are consumed by the customer.

United States Securities and Exchange Commission
November 22, 2019

Revenue recognized for In-App Products consumed in the Company’s live video product (“Live”) is classified as video revenue, which substantially represents customers’ exchanges of In-App Products to buy virtual gifts for other users of the Company’s applications while they are broadcasting on Live. Revenue recognized for In-App Products consumed outside of Live is classified as other in-app products revenue and represents customers’ exchanges of In-App Products for various user-engagement media and/or functionalities, which include, but are not limited to, elevated profile prominence, private viewing options, and the ability to see the identity of other users who have viewed one’s profile.

To further clarify the distinction between the Company’s video revenue and its other in-app products revenue, the following disclosure was added to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (filed on November 8, 2019) under the "User Pay Revenue” heading, page 28:

“User pay revenue is earned from in-app purchase products and subscriptions sold to mobile app and website users. The Company offers in-app products such as Credits, Points, Gold, Icebreakers, Flash! and Shout! (collectively, the “In-App Products”). Users purchase the In-App Products to exchange for the Company’s virtual products. The Company defines video revenue as In-App Products consumed through the Company’s live video product, which is classified as a component of user pay revenue.”

3.
We note your response to comment 3. Please describe the specific time period over which you recognize subscription revenue and revenue from In-App Products. If applicable, please tell us how the pattern of recognition differs when the original user exchanges the In-App Product for a virtual gift for themselves compared to when the virtual gifts are given to other users.

As it relates to subscription revenue, the Company’s subscription customers benefit from an enhanced user experience over the terms of their subscriptions, which is accounted for as a series of distinct services provided over a period of time (i.e., each day of the subscription is substantially the same and has the same pattern of transfer to the customer). The lengths of the Company’s subscription options range from one-month, to three-months, six-months, or one year, depending on the application. Subscription revenue is recorded as deferred revenue at the time of a customer’s purchase, and subsequently recognized as user pay revenue in equal, pro-rata installments (i.e., daily amounts) as the Company’s performance obligation is satisfied over the full term of the customer’s subscription.

As it relates to other in-app products revenue, the Company has a continuous stand-ready obligation to transfer services to an in-app purchase products’ customer that is satisfied upon either: (i) the exchange of In-App Products for virtual gifts and/or other services consumed outside of Live; or, (ii) at a period of time when the likelihood of a customer’s use of their In-App Products balance becomes remote. Other in-app products revenue is recorded as deferred revenue at the time of a customer’s purchase, and subsequently recognized as user pay revenue: for the former, at the time of the customer’s exchange; or, for the latter, in equal, pro-rata installments (i.e., monthly amounts) over a three-month period beginning on the date of a customer’s purchase. The three-month period is based on Company-specific historical redemption patterns and the estimated life of a user of the Company’s applications.

United States Securities and Exchange Commission
November 22, 2019

Video revenue is recognized at the time a customer’s In-App Products are exchanged for virtual gifts to a broadcaster on Live.

The Company informs the Staff that the functionality of its applications does not permit users to send virtual gifts to themselves; therefore, this situation is not possible within the Company’s virtual economy.

4.
We note your response to comment 3. Please tell us how you considered providing disaggregated revenue disclosures for your user pay revenues. Please refer to ASC 606-10-50-5 and 606-10-55-89 through 55-91.

In response to the Staff’s comment, management considered the guidance in ASC Paragraph 606-10-55-5, which requires an entity to “disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors,” and ASC Paragraph 606-10-55-90, which states, “when selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following: (a) disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations); (b) information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and, (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.” The Company’s chief operating decision maker (“CODM”), as that term is defined in ASC Topic 280, Segment Reporting, evaluates financial performance and allocates resources on the basis of two distinct revenue streams: (i) user pay revenue, which consists of video revenue and subscriptions and other in-app products; and, (ii) advertising revenue. The Company’s CODM does not evaluate financial performance and/or allocate resources on the basis of geographic region or application.

Video revenue and subscriptions and other in-app products revenue are classified as components of user pay revenue, due to the fact that such revenues are generated from users of the Company’s applications. Video revenue is disaggregated as a component of user pay revenue as Live is a significant driver of the Company’s revenue growth since 2017, when the technology was first deployed on certain of its applications. Management believes Live has significant, upside potential that will continue to generate shareholder value. Accordingly, management refers to such metrics as total video revenue, average video daily active users, or “vDAU,” the percentage of vDAU to average total daily active users, or “DAU,” and average daily video revenue per video daily active user, or "vARPDAU,” in its quarterly earnings materials and periodic investor presentations. The Company's earnings materials and other investor presentations also frequently highlight new application features specific to Live, as well as nascent products currently in development. Management believes that investors are very much interested in quantifying the success of Live and its related features as it is a significant, growing aspect of the Company’s overall business.

United States Securities and Exchange Commission
November 22, 2019

The Company disaggregates subscription and other in-app products revenue together as a component of user pay revenue as these products do not utilize Live. Management operates the Company on the basis of, and frequently refers to metrics in its quarterly earnings materials and periodic investor presentations, such as DAU, average monthly active users, or “MAU,” average revenue per user, or “ARPU,” and average daily revenue per daily active user, or “ARPDAU,” which take into account the Company’s subscription and other in-app products activity. The Company’s applications operate under a “freemium” business model, whereby users can access certain features of said applications for free, but pay for premium features and an enhanced user experience via subscription and/or through the purchase and consumption of In-App Products (other than those consumed in Live). In effect, the purchase and consumption of In-App Products can be used to enhance a user’s subscription experience. Subscription and other in-app products revenue – while “distinct” services for the purposes of revenue recognition within the context of ASC Topic 606, Revenue from Contracts with Customers – are viewed together by the Company’s CODM for the purposes of evaluating financial performance and/or allocating resources due to these products’ similar customer profiles.

Advertising revenue is generated from the Company’s institutional customers, who have similar types of contracts and payment terms. Both management and the Company’s investors and other stakeholders evaluate its advertising revenue performance using metrics such as the number of impressions delivered, cost-per-thousand advertisements, or “CPM," and the number of advertisements per DAU.

The Company disaggregated its revenue on the basis of video revenue and subscription and other in-app products revenue as components of user pay revenue, and advertising revenue in its Quarterly Report on Form 10-Q for the period ended September 30, 2019 (filed on November 8, 2019), with comparative periods presented, under the "User Pay Revenue” heading, page 28, and will include similar disclosures in future filings.

5.	We note your response to comment 4. Please confirm, if true, that you recognize advertising revenues as impressions are delivered based upon delivery data provided by your customers.

In response to the Staff’s comment, advertising revenue is recognized on a monthly basis under the right to invoice practical expedient in ASC Paragraph 606-10-55-18 using the actual transaction price from customers’ dashboards and/or other reporting media on the invoice date. Due to differences between internal estimates for the number of impressions delivered and those claimed by its customers, the Company only recognizes advertising revenue when the transaction price is known – typically at month’s end for the entire month’s worth of impressions delivered – and not as individual impressions are delivered (i.e., in accordance with the guidance in ASC Paragraphs 606-10-32-1 and 606-10-32-11 through 606-10-32-13). Management has established various internal controls over its financial reporting and other processes to assess the reasonableness of the amounts of impressions claimed by its customers, and is in regular contact with such customers to review and reconcile any differences outside of established, acceptable variances.

United States Securities and Exchange Commission
November 22, 2019

Should you have any further questions or comments, please contact me at (215) 862-1162 or jim@themeetgroup.com.

Regards,

/s/ James Bugden
James Bugden
Chief Financial Officer